PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com
MERITAS LAW FIRMS WORLDWIDE

March 7, 2012

VIA FACSIMILE (703-813-6984)

Stacie Gorman, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CNL Healthcare Trust, Inc.
Post-Effective Amendment One to Form S-11
File No. 333-168129

Dear Ms. Gorman:

On behalf of CNL Healthcare Trust, Inc. (“CHT”), we are writing in response to comments issued orally by the Staff on March 6, 2012. To facilitate the Staff’s review, we have restated the comments and provided our responses below.

1.	Please disclose the source of the cash distributions.

We will include the following disclosure in the Rule 424(b)(3) prospectus:

“We used proceeds from our offering of common stock to fund the cash portion of our distributions.”

2.	Please disclose the cumulative earnings since inception of CHT as compared against the cumulative cash distributions since inception for CHT.

We will include the following disclosure in the Rule 424(b)(3) prospectus:

“Cumulative cash distributions since our inception through December 31, 2011 were $55,892 and our cumulative net loss since our inception through December 31, 2011 was $(1,759,580).”

Stacie Gorman, Esq., Securities
and Exchange Commission
March 7, 2012
Page 2

3.	Please disclose dilution per share as of December 31, 2011 based on an offering price of $10.00.

We will include the following disclosure in the Rule 424(b)(3) prospectus:

“Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing our net tangible book value per share and relevant information. Our net tangible book value per share is calculated as total book value of our assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share, and is not intended to reflect the value of our assets upon an orderly liquidation of the Company.

Our net tangible book value at December 31, 2011 was $7.15 per share, reflecting dilution in the value of our common stock from the issue price as a result of (i) operating losses that resulted primarily from general and administrative expenses since breaking escrow on October 5, 2011, (ii) the issuance of additional shares of our common stock as a result of our stock distributions declared through December 31, 2011, and (iii) fees paid in connection with our public offering, including selling commissions and marketing support fees re-allowed by our managing dealer to participating broker dealers.

The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) was $10.00 per share at December 31, 2011. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.”

Stacie Gorman, Esq., Securities and Exchange Commission
March 7, 2012

4.	Please disclose the average effective annual rental per square foot.

The rent for the senior living housing communities owned by CHT is approximately $6,627,400 in the aggregate in the initial year. The rent is calculated as a percentage (which is adjusted annually) of the adjusted purchase price for each senior living community. Attached is a copy of Exhibit B from the lease which was filed as Exhibit 10.8, which sets forth the rent calculation which is 7.875% of the adjusted purchase price. The square footage of a senior living community is not the determining factor for the rent charged. CHT does not have readily available to it the square footage for each of the senior living communities. We will include in the Rule 424(b)(3) prospectus a Schedule of Differences which will explain the differences between each of the leases listed as Exhibit 10.13 and the one lease which was filed as Exhibit 10.8. We will also include Exhibits A and B to the one lease which was filed as Exhibit 10.8 in the Rule 424(b)(3) prospectus.

Enclosed with this letter is the changed page to the Distribution Policy, which reflects the revisions discussed in Items 1-3 above.

In connection with these responses, CHT acknowledges that:

•	CHT is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CHT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at (407) 418-6291.

Sincerely,

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

Encls.

0914805\145650\1431490\1

We are required to distribute at least 90% of our taxable income to qualify as a REIT, and maintain our REIT qualification, for tax purposes. See “Federal Income Tax Considerations — Operational Requirements — Annual Distribution Requirement.” Non-taxable stock distributions will not be considered distributions for purposes of meeting the 90% distribution requirement. We expect to have little, if any, cash flow from operations or FFO available for distribution until we make substantial investments. Therefore, until such time as we have sufficient cash flow from operations or FFO to fund fully the payment of distributions therefrom, some or all of our distributions may be paid from other sources, such as from cash flows generated by financing activities, a component of which includes borrowings, whether secured by our assets or unsecured, and the proceeds of this offering. We have not established any limit on the extent to which we may use borrowings or proceeds of this offering to pay distributions. Our advisor or its affiliates also may advance cash to us or waive or defer Asset Management Fees or other fees to provide us with additional cash, although they are not required to do so. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income and cash flow earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period. See “Risk Factors — Company Related Risks.” There can be no assurance that we will be able to achieve expected cash flows necessary to maintain distributions at any particular level, or that distributions will increase over time.

For the year ended December 31, 2011, we had declared and paid distributions of $55,892 and distributed 4,180 shares of common stock. We used proceeds from our offering of common stock to fund the cash portion of our distributions. Cumulative cash distributions since our inception through December 31, 2011 were $55,892 and our cumulative net loss since our inception through December 31, 2011 was $(1,759,580).

We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders. We may issue our securities as taxable stock dividends in the future.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing our net tangible book value per share and relevant information. Our net tangible book value per share is calculated as total book value of our assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share, and is not intended to reflect the value of our assets upon an orderly liquidation of the Company.

Our net tangible book value at December 31, 2011 was $7.15 per share, reflecting dilution in the value of our common stock from the issue price as a result of (i) operating losses that resulted primarily from general and administrative expenses since breaking escrow on October 5, 2011, (ii) the issuance of additional shares of our common stock as a result of our stock distributions declared through December 31, 2011, and (iii) fees paid in connection with our public offering, including selling commissions and marketing support fees re-allowed by our managing dealer to participating broker dealers.

The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) was $10.00 per share at December 31, 2011. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.